UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                              OMB Number: 3235-0145

                    Under the Securities Exchange Act of 1934




                   WHITTMAN-HART, INC., a Delaware corporation
                              (Name of the Issuer)

                                  Common Stock
                         (Title or Class of Securtities)

                                   966834-10-3
                                 (CUSIP Number)

David R. Bradford, Esq.                   Debra Summers, Esq.
Novell, Inc.            with a copy to:   Wilson Sonsini Goodrich & Rosati, P.C.
122 East 1700 South                       650 Page Mill Road
Provo, Utah 84606                         Palo Alto, California  94304-1050
801-861-7000                              650-493-9300
                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Commnications)


                               September 29, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 966834-10-3

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Novell, Inc., a Delaware corporation, IRS No. 870393339


     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) Not a member of a group

          (b)


     3.   SEC Use Only


     4.   Source of Funds (See Instructions) WC


     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



Number  of   6.   Citizenship  or  Place  of  Organization  Delaware
Shares
Beneficially 7.   Sole Voting Power up to 3,694,893  (assuming complete exercise
Owned by          of warrant)
Each
Reporting    8.   Shared  Voting  Power N/A
Person
With         9.   Sole Dispositive Power N/A

             10.  Shared Dispositive Power N/A

     11. Aggregate Amount Beneficially Owned by Each Reporting Person. up to 3,694,893 (assuming complete exercise of warrant)

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13. Percent of Class Represented by Amount in Row (11) up to 6.6% (assuming complete exercise of warrant)

     14.  Type of Reporting Person (See Instructions) CO



ITEM 1.  Security and Issuer

(a)      Name and Address of Principal Executive Offices of Issuer:

               Whittman-Hart,  Inc., a Delaware  corporation
               311 South Wacher Drive, Suite 3500
               Chicago,  Illinois  60606-6618

(b)       Title of Class of Equity Securities:

               Common Stock

ITEM 2.  Identity and Background

(a)      Name of Person Filing: Novell, Inc.

(b)      Address of Principal Business Office:

               122 East 1700 South
               Provo, Utah 94606

(c)      Principal Business:

               See Exhibit 2, incorporated herein by this reference.

(d)      Criminal Proceedings:

          During the last five years the Reporting Person has not been convicted in any criminal proceeding.

(e)       Civil Proceedings:

          During the last five years the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f)      Place of Organization: Delaware



ITEM 3.  Source and amount of Funds or Other Consideration:

         Funds for purchase of securities are derived from the Reporting Person's Working Capital.

ITEM 4.  Purpose of Transaction:

         The Issuer ("WH") and the  Reporting  Person  ("Novell")  have entered into a Common Stock and Warrant Purchase Agreement dated September 29, 1999 (the "Agreement", attached hereto as Exhibit 1 and incorporated by reference herein) whereby WH shall issue to Novell (i) 3,294,893 shares of WH Common Stock and (ii) a warrant (the "Warrant") to purchase an additional 400,000 shares of WH Common Stock exercisable at any time during the period commencing on the date of the Closing (as defined in the Agreement) and ending on June 30, 2005, for a total cash consideration (if all shares are purchased pursuant to the Warrant) of $12,140,000. Based on the number of shares of WH outstanding as of September 21, 1999, and assuming that the Warrant is not exercised, Novell will hold approximately 5.9% of the Common Stock. Assuming exercise of the Warrant and no other change in the number of issued and outstanding voting securities, Novell will hold approximately 6.6% of the outstanding voting securities of WH.

         Among the events required to consummate the transaction is (a) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), and
         (b) consummation of certain services, consulting and other business agreements to be negotiated between WH and Novell.

         The purpose of the transaction is to provide working capital to the Issuer and to enhance the working relationship between the Issuer and the Reporting Person, as more fully described in their joint press release attached hereto as Exhibit 2 and incorporated herein by this reference.

ITEM 5.  Interest in Securities of Issuer:

    (a)  Total number of shares of WH Common
         Stock outstanding on September 21, 1999:        55,814,439

         Right to Acquire:                               Up to 3,694,893 shares
                                                         of Common Stock

         Percent of Class:                               6.6% (assuming complete
                                                         exercise of the Warrant
                                                         and no other  change in
                                                         the  number  of issued
                                                         and outstanding  voting
                                                         securities of the
                                                         Issuer after September
                                                         21,  1999).

     (b) Sole  Power to Vote, Direct the Vote of
         or Dispose of Shares:                           Up to 3,694,893 shares
                                                         (assuming complete
                                                         exercise of the
                                                         Warrant).

     (c) Recent Transactions:                            N/A

     (d) Rights with Respect to
         Dividends or Sales Proceeds:                    N/A

     (e) Date of Cessation of Five
         Percent Beneficial Ownership:                   N/A

ITEM 6.  Contracts, Arrangements, Understandings or Relationships:

         Novell will be subject to certain standstill provisions and restrictions on transfer and voting of the securities of the Issuer. See Exhibit C to the Agreement for a further description of these provisions.

ITEM 7.  Material to Be Filed as Exhibits

         Exhibit 1.        Common Stock and Warrant Purchase Agreement

         Exhibit 2.        Joint Press Release Dated September 30, 1999



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated as of September 11, 1999


                                        NOVELL, INC.

                                        /s/ David R. Bradford
                                        David R. Bradford
                                        Sr. Vice President, General Counsel and
                                        Corporate Secretary

                                  EXHIBIT INDEX



No.               Document

1                 Common Stock and Warrant Purchase Agreement

2.                Joint Press Release Dated September 30, 1999